Form 40-F
period 2019-05-31
Metalla Royalty & Streaming Ltd.
filed 2019-09-27
CIK 1722606

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

[   ]  Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934
or
[X]  Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended: May 31, 2019

Commission File Number: 000-56061

METALLA ROYALTY & STREAMING LTD.
(Exact name of registrant as specified in its charter)

British Columbia	1040	Not Applicable
(Province or Other Jurisdiction of	(Primary Standard Industrial Classification	(I.R.S. Employer
Incorporation or Organization)	Code)	Identification No.)

543 Granville Street
Suite 501
Vancouver BC
Canada V6C 1X8
(604) 696-0741
(Address and telephone number of registrant’s principal executive offices)

DL Services Inc.
Columbia Center
701 Fifth Avenue, Suite 6100
Seattle, WA 98104-7043
(206) 903-8800
(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class:	Trading Symbol(s)	Name of Each Exchange On Which Registered:

None	Not applicable	Not applicable

Securities registered pursuant to Section 12(g) of the Act: Common shares, no par value

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

For annual reports, indicate by check mark the information filed with this form:

[X]   Annual Information Form Audited                                               [X]  Annual Financial Statements

Indicate the number of outstanding shares of each of the registrant’s classes of capital or common stock as of the close of the period covered by the annual report: As of May 31, 2019, there were 132,552,877 common shares outstanding.

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.
[   ]  Yes           [   ]  No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit such files).
[X]  Yes           [   ]  No

Indicate by check mark whether the Registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act.
[X]  Emerging growth company

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. [   ]

EXPLANATORY NOTE

            Metalla Royalty & Streaming Ltd. (“we”, “us”, “our” or the “Company”) is a Canadian corporation that is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare this Annual Report on Form 40-F (“Annual Report”) pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in accordance with disclosure requirements in effect in Canada, which are different from those of the United States.

FORWARD LOOKING STATEMENTS

            This Annual Report, including the Exhibits incorporated by reference into this Annual Report, contains "forward-looking information" and "forward-looking statements" within the meaning of applicable Canadian and U.S. securities legislation. The forward-looking statements herein are made as of the date of this Annual Report only, and the Company does not assume any obligation to update or revise them to reflect new information, estimates or opinions, future events or results or otherwise, except as required by applicable law. Often, but not always, forward-looking statements can be identified by the use of words such as "plans", "expects", "is expected", "budgets", "scheduled", "estimates", "forecasts", "predicts", "projects", "intends", "targets", "aims", "anticipates" or "believes" or variations (including negative variations) of such words and phrases or may be identified by statements to the effect that certain actions "may", "could", "should", "would", "might" or "will" be taken, occur or be achieved. Forward-looking statements and information are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties, and contingencies.

            Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of the Company to control or predict, that may cause the Company’s actual results, performance or achievements to be materially different from those expressed or implied thereby, and are developed based on assumptions about such risks, uncertainties and other factors set out herein, including but not limited to: the requirement for regulatory approvals and third party consents, the impact of general business and economic conditions, the absence of control over the mining operations from which the Company will purchase gold and receive royalties, including risks related to international operations, government relations and environmental regulation, the inherent risks involved in the exploration and development of mineral properties; the uncertainties involved in interpreting exploration data; the potential for delays in exploration or development activities; the geology, grade and continuity of mineral deposits; the possibility that future exploration, development or mining results will not be consistent with the Company's expectations; accidents, equipment breakdowns, title matters, labor disputes or other unanticipated difficulties or interruptions in operations; fluctuating metal prices; unanticipated costs and expenses; uncertainties relating to the availability and costs of financing needed in the future; the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations; currency fluctuations; regulatory restrictions, including environmental regulatory restrictions; liability, competition, loss of key employees and other related risks and uncertainties. As a result, actual actions, events or results may differ materially from those described in the forward-looking statements, and there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended including, without limitation, those referred to in our Annual Information Form (incorporated by reference as Exhibit 99.1 to this Annual Report) under the heading “Risk Factors” and elsewhere.

            Although forward-looking statements contained in the Exhibits incorporated by reference into this Annual Report are based upon what our management believes are reasonable assumptions, we cannot assure investors that actual results will be consistent with the forward-looking statements. Our forward-looking statements contained in the Exhibits incorporated by reference into this Annual Report are made as of the respective dates set forth in such Exhibits. In preparing this Annual Report, we have not updated such forward-looking statements to reflect any change in circumstances or in management’s beliefs, expectations or opinions that may have occurred prior to the date hereof, and we disclaim any obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise, except as required by law. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated. Accordingly, investors should not place undue reliance on forward-looking statements due to the inherent uncertainty therein.

RESOURCE AND RESERVE ESTIMATES

            Unless otherwise indicated, all resource and reserve estimates included in the documents incorporated by reference into this Annual Report have been prepared in accordance with Canadian National Instrument 43-101 (“NI 43-101”) and the Canadian Institute of Mining and Metallurgy Classification System. NI 43-101 is a rule developed by the Canadian securities administrators, which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Canadian standards, including NI 43-101, differ significantly from the requirements of Industry Guide 7 of the United States Securities and Exchange Commission (the “SEC”), and resource information contained in the documents incorporated by reference into this Annual Report may not be comparable to similar information disclosed by U.S. companies. In particular, and without limiting the generality of the foregoing, the term “resource” does not equate to the term “reserves.” Under SEC Industry Guide 7 standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. The SEC’s disclosure standards in Industry Guide 7 normally do not permit the inclusion of information concerning “measured mineral resources,” “indicated mineral resources” or “inferred mineral resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by U.S. standards under Industry Guide 7 in documents filed with the SEC. U.S. investors should also understand that “inferred mineral resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an “inferred mineral resource” will ever be upgraded to a higher category. Under Canadian rules, estimated “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies except in rare cases. Investors are cautioned not to assume that all or any part of an “inferred mineral resource” exists or is economically or legally mineable. Further, while NI 43-101 permits companies to disclose economic projections contained in preliminary economic assessments and pre-feasibility studies, which are not based on "reserves", U.S. companies have not generally been permitted to disclose economic projections for a mineral property in their SEC filings prior to the establishment of "reserves." Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC’s Industry Guide 7 normally only permits issuers to report mineralization that does not constitute “reserves” by SEC Industry Guide 7 standards as in-place tonnage and grade without reference to unit measures. The requirements of NI 43-101 for identification of “reserves” are also not the same as those of the SEC Industry Guide 7, and reserves reported by the Company in compliance with NI 43-101 may not qualify as “reserves” under SEC Industry Guide 7 standards. In addition, the documents incorporated by reference in this Annual Report may include information regarding adjacent or nearby properties on which neither we nor any parties with which we contract have any right to mine. The SEC’s Industry Guide 7 does not normally allow U.S. companies to include such information in their filings with the SEC. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with United States standards.

DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

            We prepare our financial statements, which are filed with this report on Form 40-F, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. Accordingly, our financial statements may not be comparable to financial statements of the United States companies.

DOCUMENTS INCORPORATED BY REFERENCE

            The following documents, or the portions thereof indicated below, that are filed as exhibits to this Annual Report, are incorporated herein by reference.

  Annual Information Form of the Company for the year ended May 31, 2019;

  Audited Annual Consolidated Financial Statements for the year ended May 31, 2019 and notes thereto, together with the report of auditors thereon (the “2019 Financial Statements”); and

  Management’s Discussion and Analysis of the Company for the year ended May 31, 2019.

CONTROLS AND PROCEDURES

            Internal Control Over Financial Reporting

            As at May 31, 2019, the end of the period covered by this Annual Report, the registration of the Company’s common shares under the Exchange Act was not yet effective, and the Company was not yet required to file ongoing reports with the SEC pursuant to the Exchange Act. The Company’s Exchange Act registration statement became effective during June 2019. This Annual Report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of the Company’s registered public accounting firm due to a transition period established by rules of the SEC for newly public companies.

            The Company’s management has determined that there was no change in the Company’s internal control over financial reporting during the year ended May 31, 2019 which has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

            In connection with the preparation of the 2019 Financial Statements, the Company identified the following material weaknesses in the Company’s internal control over financial reporting as at May 31, 2019:

•

Given its size, the Company lacked the resources to enforce appropriate segregation of duties in certain financial processes, including journal entries, revenue and acquisitions of stream and royalty interests;

•	There were not yet appropriate processes and controls in place to review the accounting treatment of significant transactions; and

•	The Company did not yet have key entity level controls, including formal risk management controls or a system of internal controls around financial reporting.

            Management is evaluating and intends to implement, as soon as practicable, steps intended to remedy these material weaknesses.

            Disclosure Controls and Procedures

            Disclosure controls and procedures are designed to ensure that information required to be disclosed in reports filed or submitted by the Company under the U.S. Securities and Exchange Act of 1934, as amended (the “Exchange Act”) is recorded, processed, summarized and reported within the time periods specified in the applicable rules and forms and include, without limitation, controls and procedures designed to ensure that information required to be disclosed in reports filed or submitted by the Company under the Exchange Act is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

            As at May 31, 2019, the end of the period covered by this Annual Report, the registration of the Company’s common shares under the Exchange Act was not yet effective, and the Company was not yet required to file ongoing reports with the SEC pursuant to the Exchange Act. The Company’s Exchange Act registration statement became effective during June 2019.

            The Company’s management, with the participation of the Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of the Company's disclosure controls and procedures as defined under the Exchange Act, as at May 31, 2019. Based upon the results of that evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that, due to the material weaknesses described above under “Internal Control Financial Reporting”, the Company's disclosure controls and procedures would not have been effective as at May 31, 2019, had the Company then been subject to Exchange Act reporting requirements. Management is evaluating and intends to implement, as soon as practicable, steps intended to remedy these material weaknesses.

NOTICES PURSUANT TO REGULATION BTR

            There were no notices required by Rule 104 of Regulation BTR that the Company sent during the year ended May 31, 2019 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

AUDIT COMMITTEE AND AUDITOR INFORMATION

            We have a separately-designated standing audit committee established in accordance with section 3(a)(58)(A) of the Exchange Act. The following information is included in the “Audit Committee” section of our Annual Information Form, which are incorporated herein by reference to Exhibit 99.1:

  Information regarding our Audit Committee composition, independence, audit committee financial expert and pre-approval policies and procedures; and

  Information regarding fees billed by our principal accountants for each of the last two fiscal years.

CODE OF ETHICS

            We have adopted a code of business conduct and ethics that applies to all of our directors, officers and employees. A copy of the code of business conduct and ethics is posted on our website at https://www.metallaroyalty.com/corporate-governance/.

OFF-BALANCE SHEET ARRANGEMENTS

            The Company has no off-balance sheet arrangements.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

            The following table lists as of May 31, 2019 information with respect to our known contractual obligations.

	Payments due by period (in thousands of Canadian dollars)
		Less than			More than
Contractual Obligations	Total	1 year	1 – 3 years	3 – 5 years	5 years
Loans payable	2,798	2,798	0	0	0
Total	2,798	2,798	0	0	0

MINE SAFETY DISCLOSURE

            We do not operate any mine in the United States and have no mine safety incidents to report for the year ended May 31, 2019.

UNDERTAKINGS

            We undertake to make available, in person or by telephone, representatives to respond to inquiries made by the SEC staff, and to furnish promptly, when requested to do so by the SEC staff, information relating to the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

CONSENT TO SERVICE OF PROCESS

            We have previously filed with the SEC a written consent to service of process and power of attorney on Form F-X. Any change to the name or address of our agent for service shall be communicated promptly to the SEC by amendment to the Form F-X referencing our file number.

EXHIBIT INDEX

The following documents are being filed with the SEC as exhibits to this Annual Report on Form 40-F.

Exhibit	Description

99.1	Annual Information Form of the Company for the year ended May 31, 2019

99.2	Audited Annual Consolidated Financial Statements for the year ended May 31, 2019 and notes thereto, together with the report of auditors thereon

99.3	Management’s Discussion and Analysis of the Company for the year ended May 31, 2019

99.4	Certifications by the Chief Executive Officer pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.5	Certifications by the Chief Financial Officer pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.6	Certifications by the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.7	Certifications by the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.8	Consent of KPMG LLP

99.9	Consent of Charles Beaudry

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	XBRL Taxonomy Definition Linkbase Document

101.LAB	XBRL Taxonomy Extension Label Linkbase Document

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

SIGNATURES

            Pursuant to the requirements of the Exchange Act, the Company certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

METALLA ROYALTY & STREAMING LTD.

/s/ Brett Heath
Name: Brett Heath
Title: President and Chief Executive Officer

Date: September 27, 2019