Form 40-F
period 2020-05-31
Metalla Royalty & Streaming Ltd.
filed 2020-08-21
CIK 1722606

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 40-F

☐ Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

☒ Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended: May 31, 2020	Commission File Number: 000-56061

Metalla Royalty & Streaming Ltd.
(Exact name of registrant as specified in its charter)

British Columbia (Province or Other Jurisdiction of Incorporation or Organization)	1040 (Primary Standard Industrial Classification Code)	Not Applicable (I.R.S. Employer Identification No.)

543 Granville Street

Suite 501

Vancouver BC

Canada V6C 1X8
(604) 696-0741
(Address and telephone number of registrant's principal executive offices)

DL Services Inc.

Columbia Center

701 Fifth Avenue, Suite 6100

Seattle, WA 98104-7043

(206) 903-8800

(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class:	Trading Symbol(s)	Name of Each Exchange On Which Registered:

None	Not applicable	Not applicable

Securities registered pursuant to Section 12(g) of the Act:  Common shares, no par value

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:  None

For annual reports, indicate by check mark the information filed with this form:

☒ Annual Information Form	☒ Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the registrant's classes of capital or common stock as of the close of the period covered by the annual report:  As of May 31, 2020, there were 35,114,048 common shares outstanding.

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.
☒  Yes              ☐  No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit such files).
☒  Yes              ☐  No

Indicate by check mark whether the Registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act.

                                                                                                            ☒  Emerging growth company

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.    ☐

EXPLANATORY NOTE

Metalla Royalty & Streaming Ltd. ("we", "us", "our" or the "Company") is a Canadian corporation that is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare this Annual Report on Form 40-F ("Annual Report") pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in accordance with disclosure requirements in effect in Canada, which are different from those of the United States.

FORWARD LOOKING STATEMENTS

This Annual Report, including the Exhibits incorporated by reference into this Annual Report, contains "forward-looking information" and "forward-looking statements" within the meaning of applicable Canadian and U.S. securities legislation. The forward-looking statements herein are made as of the date of this Annual Report only, and the Company does not assume any obligation to update or revise them to reflect new information, estimates or opinions, future events or results or otherwise, except as required by applicable law. Often, but not always, forward-looking statements can be identified by the use of words such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", " intends ", "anticipates" or "does not anticipate", or "believes" or variations of such words and phrases or statements that certain actions "may", "could", "would", "might" or "will" be taken", "occur" or "be achieved". Forward-looking statements and information are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties, and contingencies.

Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of the Company to control or predict, that may cause the Company's actual results, performance or achievements to be materially different from those expressed or implied thereby, and are developed based on assumptions about such risks, uncertainties and other factors set out herein, including but not limited to: risks related to epidemics, pandemics or other public health crises, including the novel coronavirus ("COVID-19") global health pandemic, and the spread of other viruses or pathogens, and the potential impact thereof on Metalla's business, operations and financial condition; risks related to commodity price fluctuations; the absence of control over the mining operations from which the Company will purchase precious metals pursuant to gold streams, silver streams and other agreements (collectively, "Streams" and each individually a "Stream") or from which it will receive royalty payments pursuant to net smelter returns ("NSR Royalties"), gross overriding royalties ("GOR Royalties") and other royalty agreements or interests (collectively, "Royalties" and each individually a "Royalty") and risks related to those mining operations, including risks related to international operations, government relations and environmental regulation, delays in mine construction and operations, actual results of mining and current exploration activities, conclusions of economic evaluations and changes in project parameters as plans are refined;risks related to exchange rate fluctuations ; that payments in respect of Streams and Royalties  may be delayed or may never be made; risks related to Metalla's reliance on public disclosure and other information regarding the mines or projects underlying its Streams and Royalties; that some Royalties or Streams may be subject to confidentiality arrangements that limit or prohibit disclosure regarding those Royalties and Streams; business opportunities that become available to, or are pursued by Metalla; that Metalla's cash flow is dependent on the activities of others; that Metalla has had negative cash flow from operating activities; that some Royalty and Stream interests are subject to rights of other interest-holders; risks related to Metalla's material assets; risks related to global financial conditions; that Metalla is dependent on its key personnel; risks related to Metalla's financial controls; dividend policy and future payment of dividends; competition; risks related to the operators of the properties in which Metalla holds, or may acquire, a Royalty or Stream or other interest, including changes in the ownership and control of such operators; that Metalla's Royalties and Streams may have unknown defects; that Metalla's Royalties and Streams may be unenforceable; risks related to conflicts of interest of Metalla's directors and officers; that Metalla may not be able to obtain adequate financing in the future; litigation; risks related to Metalla's current credit facility and financing agreements; title, permit or license disputes related to interests on any of the properties in which Metalla holds, or may acquire, a Royalty, Stream or other interest; interpretation by government entities of tax laws or the implementation of new tax laws; credit and liquidity risk; risks related to Metalla's information systems and cyber security; risks posed by activist shareholders; that Metalla may suffer reputational damage in the ordinary course of business; risks related to acquiring, investing in or developing resource projects; risks applicable to owners and operators of properties in which Metalla holds an interest; exploration, development and operating risks; risks related to climate change; environmental risks; that exploration and development activities related to mine operations are subject to extensive laws and regulations; that the operation of a mine or project is subject to the receipt and maintenance of permits from governmental authorities; risks associated with the acquisition and maintenance of mining infrastructure; that Metalla's success is dependent on the efforts of operators' employees; risks related to mineral resource and mineral reserve estimates; that mining depletion may not be replaced by the discovery of new mineral reserves; that operators' mining operations are subject to risks that may not be able to be insured against; risks related to land title; risks related to international operations; risks related to operating in countries with developing economies; risks associated with the construction, development and expansion of mines and mining projects; risks associated with operating in areas that are presently, or were formerly, inhabited or used by indigenous peoples; that Metalla is required, in certain jurisdiction, to allow individuals from that jurisdiction to hold nominal interests in Metalla's subsidiaries in that jurisdiction; the volatility of the stock market; that existing securityholders may be diluted; risks related to Metalla's public disclosure obligations; risks associated with future sales or issuances of debt or equity securities; that there can be no assurance that an active trading market for Metalla's securities will be sustained; risks related to the enforcement of civil judgments against Metalla; risks relating to Metalla potentially being a passive foreign investment company within the meaning of U.S. federal tax laws; and other related risks and uncertainties. As a result, actual actions, events or results may differ materially from those described in the forward-looking statements, and there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended including, without limitation, those referred to in our Annual Information Form (incorporated by reference as Exhibit 99.1 to this Annual Report) under the heading "Risk Factors" and elsewhere.

Although forward-looking statements contained in the Exhibits incorporated by reference into this Annual Report are based upon what our management believes are reasonable assumptions, we cannot assure investors that actual results will be consistent with the forward-looking statements. Our forward-looking statements contained in the Exhibits incorporated by reference into this Annual Report are made as of the respective dates set forth in such Exhibits. In preparing this Annual Report, we have not updated such forward-looking statements to reflect any change in circumstances or in management's beliefs, expectations or opinions that may have occurred prior to the date hereof, and we disclaim any obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise, except as required by law. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated. Accordingly, investors should not place undue reliance on forward-looking statements due to the inherent uncertainty therein.

RESOURCE AND RESERVE ESTIMATES

 Unless otherwise indicated, all resource and reserve estimates included in the documents incorporated by reference into this Annual Report have been prepared in accordance with Canadian National Instrument 43-101 ("NI 43-101") and the Canadian Institute of Mining and Metallurgy Classification System. NI 43-101 is a rule developed by the Canadian securities administrators, which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Canadian standards, including NI 43-101, differ significantly from the requirements of Industry Guide 7 of the United States Securities and Exchange Commission (the "SEC"), and resource information contained in the documents incorporated by reference into this Annual Report may not be comparable to similar information disclosed by U.S. companies subject to Industry Guide 7. In particular, and without limiting the generality of the foregoing, the term "resource" does not equate to the term "reserves." Under SEC Industry Guide 7 standards, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. The SEC's disclosure standards in Industry Guide 7 normally do not permit the inclusion of information concerning "measured mineral resources," "indicated mineral resources" or "inferred mineral resources" or other descriptions of the amount of mineralization in mineral deposits that do not constitute "reserves" by U.S. standards under Industry Guide 7 in documents filed with the SEC. U.S. investors should also understand that "inferred mineral resources" have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an "inferred mineral resource" will ever be upgraded to a higher category. Under Canadian rules, estimated "inferred mineral resources" may not form the basis of feasibility or pre-feasibility studies except in rare cases. Investors are cautioned not to assume that all or any part of an "inferred mineral resource" exists or is economically or legally mineable. Further, while NI 43-101 permits companies to disclose economic projections contained in preliminary economic assessments and pre-feasibility studies, which are not based on "reserves", U.S. companies have not historically been permitted to disclose economic projections for a mineral property in their SEC filings prior to the establishment of "reserves." Disclosure of "contained ounces" in a resource is permitted disclosure under Canadian regulations; however, the SEC's Industry Guide 7 normally only permits issuers to report mineralization that does not constitute "reserves" by SEC Industry Guide 7 standards as in-place tonnage and grade without reference to unit measures. The requirements of NI 43-101 for identification of "reserves" are also not the same as those of the SEC Industry Guide 7, and reserves reported by the Company in compliance with NI 43-101 may not qualify as "reserves" under SEC Industry Guide 7 standards. In addition, the documents incorporated by reference in this Annual Report may include information regarding adjacent or nearby properties on which neither we nor any parties with which we contract have any right to mine. The SEC's Industry Guide 7 does not normally allow U.S. companies to include such information in their filings with the SEC. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with United States standards under Industry Guide 7.

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

• Annual Information Form of the Company for the year ended May 31, 2020 (the "AIF");

• Audited Annual Consolidated Financial Statements for the year ended May 31, 2020 and notes thereto, together with the report of auditors thereon (the "2020 Financial Statements"); and

• Management's Discussion and Analysis of the Company for the year ended May 31, 2020.

CONTROLS AND PROCEDURES

Information regarding our disclosure controls and procedures, internal control over financial reporting and changes in internal control over financial reporting is included in the Management Discussion and Analysis incorporated herein by reference to Exhibit 99.3, under the heading "Disclosure Controls and Internal Control Over Financial Reporting."

Attestation Report of the Registered Public Accounting Firm

This Annual Report does not include an attestation report of the Company's registered public accounting firm because emerging growth companies are exempt from this requirement for so long as they remain emerging growth companies.

NOTICES PURSUANT TO REGULATION BTR

There were no notices required by Rule 104 of Regulation BTR that the Company sent during the year ended May 31, 2020 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

AUDIT COMMITTEE AND AUDITOR INFORMATION

We have a separately-designated standing audit committee established in accordance with section 3(a)(58)(A) of the Exchange Act. The following information is included in the "Audit Committee" section of our AIF, which are incorporated herein by reference to Exhibit 99.1:

• Information regarding our Audit Committee composition, independence, audit committee financial expert and pre-approval policies and procedures; and

• Information regarding fees billed by our principal accountants for each of the last two fiscal years.

CODE OF ETHICS

We have adopted a code of business conduct and ethics that applies to all of our directors, officers and employees. A copy of the code of business conduct and ethics is posted on our website at https://www.metallaroyalty.com/corporate-governance/.  The code was most recently amended on September 24, 2019, in connection with the listing of our common shares on the NYSE American, to set forth our expectation that the Company and its personnel comply with applicable stock exchange rules, and to clarify the procedures for reporting of any concerns or violations.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table lists as of May 31, 2020 information with respect to our known contractual obligations.

Payments due by period (in thousands of Canadian dollars)

		Less than			More than

Contractual Obligations	Total	1 year	1 - 3 years	3 - 5 years	5 years

Loans payable	8,980	685	8,295	0	0

Capital Finance Lease Obligations	3	3

Purchase Obligations	1,849	1,849

Total	10,832	2,537	8,295	0	0

In addition to the obligations above, the Company could in the future have additional commitments payable in cash and/or shares related to the acquisition of royalty and stream interests as disclosed in Note 4 of the 2020 Financial Statements, incorporated herein by reference to Exhibit 99.3.  However, these payments are subject to certain triggers or milestone conditions that had not been met as of May 31, 2020.

MINE SAFETY DISCLOSURE

We do not operate any mine in the United States and have no mine safety incidents to report for the year ended May 31, 2020.

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

EXHIBIT INDEX

The following documents are being filed with the SEC as exhibits to this Annual Report on Form 40-F.

Exhibit	Description

99.1	Annual Information Form of the Company for the year ended May 31, 2020

99.2	Audited Annual Consolidated Financial Statements for the year ended May 31, 2020 and notes thereto, together with the report of auditors thereon

99.3	Management's Discussion and Analysis of the Company for the year ended May 31, 2020

99.4	Certifications by the Chief Executive Officer pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.5	Certifications by the Chief Financial Officer pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.6	Certifications by the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.7	Certifications by the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.8	Consent of KPMG LLP

99.9	Consent of Charles Beaudry

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	XBRL Taxonomy Definition Linkbase Document

101.LAB	XBRL Taxonomy Extension Label Linkbase Document

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Company certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

METALLA ROYALTY & STREAMING LTD.

/s/ Brett Heath
Name: Brett Heath
Title: President and Chief Executive Officer
Date: August 21, 2020