Form 40-F/A
period 2020-05-31
Metalla Royalty & Streaming Ltd.
filed 2020-08-24
CIK 1722606

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

AMENDMENT NO. 1 TO

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

DL Services Inc.

Columbia Center

701 Fifth Avenue, Suite 6100

Seattle, WA 98104-7043

(206) 903-8800

(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class:	Trading Symbol(s)	Name of Each Exchange On Which Registered:

Common Shares, no par value	MTA	NYSE American LLC

Securities registered pursuant to Section 12(g) of the Act:  None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:  None

For annual reports, indicate by check mark the information filed with this form:

☒ Annual Information Form	☒ Audited Annual Financial Statements

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

This Amendment No. 1 (the "Amendment") to the Form 40-F filed by the Company on August 21, 2020 for the year ended May 31, 2020 (the "Original Annual Report") is being filed to file amended audited consolidated financial statements of Metalla Royalty & Streaming Ltd. (the "Company") to correct certain errors contained therein.

Additionally, this Amendment corrects certain errors on the cover page of the Original Annual Report and in one of the officer certifications filed with the Original Annual Report.  Pursuant to the rules of the Securities and Exchange Commission, this Amendment contains (i) new certifications required by Rule 13a-14(a) or Rule 15d-14(a) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), (ii) new certifications required by Rule 13a-14(b) or Rule 15d-14(b) under the Exchange Act, and (iii) a new consent from the Company's independent registered public accounting firm.

Other than as discussed above and expressly set forth herein, this Amendment does not, and does not purport to, amend or restate any other information contained in the Original Annual Report, nor does this Amendment reflect any events that have occurred after the Original Annual Report was filed. Accordingly, this Amendment should be read in conjunction with the Original Annual Report.

EXHIBIT INDEX

The following documents are being filed with the SEC as exhibits to this Amendment No. 1 to the Annual Report on Form 40-F.

Exhibit	Description
99.1	Annual Information Form of the Company for the year ended May 31, 2020*
99.2	Audited Annual Consolidated Financial Statements for the year ended May 31, 2020 and notes thereto, together with the report of auditors thereon
99.3	Management's Discussion and Analysis of the Company for the year ended May 31, 2020*
99.4	Certifications by the Chief Executive Officer pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.5	Certifications by the Chief Financial Officer pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.6	Certifications by the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.7	Certifications by the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.8	Consent of KPMG LLP
99.9	Consent of Charles Beaudry*
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

*Previously filed

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Company certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

METALLA ROYALTY & STREAMING LTD.

/s/ Brett Heath
Name: Brett Heath
Title: President and Chief Executive Officer
Date: August 24, 2020