Form 40-F
period 2020-12-31
Metalla Royalty & Streaming Ltd.
filed 2021-03-26
CIK 1722606

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 40-F

☐ Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

☒ Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended: December 31, 2020	Commission File Number: 001-39166

Metalla Royalty & Streaming Ltd.

(Exact name of registrant as specified in its charter)

British Columbia (Province or Other Jurisdiction of Incorporation or Organization)	1040 (Primary Standard Industrial Classification Code)	Not Applicable (I.R.S. Employer Identification No.)

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
As of December 31, 2020, there were 39,739,047 common shares outstanding.

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

Metalla Royalty & Streaming Ltd. ("we", "us", "our", "Metalla" or the "Company") is a Canadian corporation that is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare this Annual Report on Form 40-F ("Annual Report") pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in accordance with disclosure requirements in effect in Canada, which are different from those of the United States.

FORWARD LOOKING STATEMENTS

This Annual Report, including the Exhibits incorporated by reference into this Annual Report, contains “forward‑looking information” and “forward‑looking statements” (collectively, “forward-looking statements”) within the meaning of applicable securities legislation. The forward‑looking statements are provided as of the date of this Annual Report and the Company does not intend to and does not assume any obligation to update forward‑looking information, except as required by applicable law. For this reason and the reasons set forth below, investors should not place undue reliance on forward‑looking statements.

All statements included herein that address events or developments that we expect to occur in the future are forward-looking statements. Generally, forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved".

The forward-looking statements are based on reasonable assumptions that have been made by Metalla as at the date hereof and are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Metalla to be materially different from those expressed or implied by such forward-looking statements, including but not limited to:

  risks related to epidemics, pandemics or other public health crises, including the novel coronavirus ("COVID-19") global health pandemic, and the spread of other viruses or pathogens, and the potential impact thereof on Metalla's business, operations and financial condition;
  risks related to commodity price fluctuations;
  the absence of control over mining operations from which Metalla will purchase precious metals pursuant to gold streams, silver streams and other agreements (collectively, "Streams" and each individually a "Stream") or from which it will receive royalty payments pursuant to net smelter returns ("NSR Royalties"), gross overriding royalties ("GOR Royalties"), gross value royalties ("GVR Royalties") and other royalty agreements or interests (collectively, "Royalties" and each individually a "Royalty") and risks related to those mining operations, including risks related to international operations, government and environmental regulation, delays in mine construction and operations, actual results of mining and current exploration activities, conclusions of economic evaluations and changes in project parameters as plans are refined;
  risks related to exchange rate fluctuations;
  that payments in respect of Streams and Royalties may be delayed or may never be made;
  risks related to Metalla's reliance on public disclosure and other information regarding the mines or projects underlying its Streams and Royalties;
  that some Royalties or Streams may be subject to confidentiality arrangements that limit or prohibit disclosure regarding those Royalties and Streams;
  business opportunities that become available to, or are pursued by, Metalla;

  that Metalla's cash flow is dependent on the activities of others;
  that Metalla has had negative cash flow from operating activities;
  that some Royalty and Stream interests are subject to rights of other interest-holders;
  risks related to Metalla's sole material asset, the Santa Gertrudis Property (as defined below);
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
  that Metalla is required, in certain jurisdictions, to allow individuals from that jurisdiction to hold nominal interests in Metalla's subsidiaries in that jurisdiction;

  the volatility of the stock market;
  that existing securityholders may be diluted;
  risks related to Metalla's public disclosure obligations;
  risks associated with future sales or issuances of debt or equity securities;
  risks associated with Metalla's at-the-market offering program;
  that there can be no assurance that an active trading market for Metalla's securities will be sustained;
  risks related to the enforcement of civil judgments against Metalla; and
  risks relating to Metalla potentially being a passive foreign investment company within the meaning of U.S. federal tax laws,

as well as those factors discussed under the heading "Risk Factors" in the AIF (as defined below).

Forward-looking statements included in this AIF include statements regarding:

  the completion of future transactions;
  our plans and objectives;
  our future financial and operational performance;
  expectations regarding the Streams of Metalla;
  royalty payments to be paid to Metalla by property owners or operators of mining projects pursuant to each Royalty;
  the future outlook of Metalla and the mineral reserves and resource estimates for the Santa Gertrudis gold property (the "Santa Gertrudis Property") and other properties with respect to which the Company has or proposes to acquire an interest;
  future gold and silver prices;
  the date upon which owners and operators of properties in which Metalla holds, or may acquire, an interest who have had their operations affected by COVID-19 will restart operations or resume planned operations;
  other potential developments relating to, or achievements by, the counterparties for our Stream and Royalty agreements, and with respect to the mines and other properties in which we have, or may acquire, a Stream or Royalty interest;
  estimates of future production, costs and other financial or economic measures;
  prospective transactions, growth and achievements;
  financing and adequacy of capital;
  future payment of dividends;
  future sales of common shares under the at-the-market offering program; and
  the future achievement of any milestones in respect of the payment or satisfaction of contingent consideration by Metalla, including with respect to CentroGold.

Estimates of mineral resources and mineral reserves are also forward-looking statements because they involve estimates of mineralization that will be encountered in the future, and projections regarding other matters that are uncertain, such as future costs and commodity prices.

Forward-looking statements are based on a number of material assumptions, which management of Metalla believe to be reasonable, including, but not limited to, that owners and operators of properties in which Metalla holds, or may acquire, an interest who have had their operations affected by COVID-19 will restart their operations on the timetables currently proposed by such persons, the continuation of mining operations from which Metalla will purchase precious or other metals or in respect of which Metalla will receive Royalty payments, that commodity prices will not experience a material decline, mining operations that underlie Streams or Royalties will operate in accordance with disclosed parameters and achieve their stated production outcomes and such other assumptions as may be set out herein.

Although Metalla has attempted to identify important factors that could cause actual actions, events or results to differ materially from those contained in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such forward-looking statements. Accordingly, readers should not place undue reliance on forward-looking statements. Investors and readers of this Annual Report should also carefully review the risk factors set out in the AIF under the heading "Risk Factors".

RESOURCE AND RESERVE ESTIMATES

Unless otherwise indicated, all scientific and technical information, including mineral resource and mineral reserve estimates, included in the documents incorporated by reference into this Annual Report have been prepared in accordance with Canadian National Instrument 43-101 ("NI 43-101") and the Canadian Institute of Mining and Metallurgy Classification System. NI 43-101 is a rule developed by the Canadian securities administrators, which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Canadian standards, including NI 43-101, differ from the requirements of the United States Securities and Exchange Commission (the "SEC"), and scientific and technical information, including mineral resource and mineral reserve estimates, contained in the documents incorporated by reference into this Annual Report may not be comparable to similar information disclosed by U.S. companies subject to technical disclosure requirements of the SEC.

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

• Annual Information Form of the Company for the financial year ended December 31, 2020 (the "AIF");

• Audited Annual Consolidated Financial Statements for the seven months ended December 31, 2020 and twelve months ended May 31, 2020 and notes thereto, together with the report of auditors thereon (the "2020 Financial Statements"); and

• Management's Discussion and Analysis of the Company for the seven months ended December 31, 2020.

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

NOTICES PURSUANT TO REGULATION BTR

There were no notices required by Rule 104 of Regulation BTR that the Company sent during the financial year ended December 31, 2020 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

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

CODE OF ETHICS

We have adopted a code of business conduct and ethics that applies to all of our directors, officers and employees. A copy of the code of business conduct and ethics is posted on our website at https://www.metallaroyalty.com/corporate-governance/.  The code was most recently amended on September 24, 2019, in connection with the listing of our common shares on the NYSE American, to set forth our expectation that the Company and its personnel comply with applicable stock exchange rules, and to clarify the procedures for reporting of any concerns or violations.  The Company did not grant any waiver from a provision of the code to any of its principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions, during the fiscal period ended December 31, 2020.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table lists as of December 31, 2020 information with respect to our known contractual obligations.

	Payments due by period (in thousands of United States dollars)
		Less than			More than
Contractual Obligations	Total	1 year	1 - 3 years	3 - 5 years	5 years

Long-Term Debt Obligations	$5,194	$550	$4,644	$0	$0
Total	$5,194	$550	$4,644	$0	$0

In addition to the obligations above, the Company could in the future have additional commitments payable in cash and/or shares related to the acquisition of royalty and stream interests as disclosed in Note 4 of the 2020 Financial Statements, incorporated herein by reference to Exhibit 99.3.  However, these payments are subject to certain triggers or milestone conditions that had not been met as of December 31, 2020.

MINE SAFETY DISCLOSURE

We do not operate any mine in the United States and have no mine safety incidents to report for the financial year ended December 31, 2020.

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

EXHIBIT INDEX

The following documents are being filed with the SEC as exhibits to this Annual Report on Form 40-F.

Exhibit	Description

99.1	Annual Information Form of the Company for the financial year ended December 31, 2020

99.2	Audited Annual Consolidated Financial Statements for the seven months ended December 31, 2020 and twelve months ended May 31, 2020 and notes thereto, together with the report of auditors thereon

99.3	Management's Discussion and Analysis of the Company for the seven months ended December 31, 2020

99.4	Certifications by the Chief Executive Officer pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.5	Certifications by the Chief Financial Officer pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.6	Certifications by the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.7	Certifications by the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.8	Consent of KPMG LLP

99.9	Consent of Charles Beaudry

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	XBRL Taxonomy Definition Linkbase Document

101.LAB	XBRL Taxonomy Extension Label Linkbase Document

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Company certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

METALLA ROYALTY & STREAMING LTD.

/s/ Brett Heath
Name: Brett Heath
Title: President and Chief Executive Officer
Date: March 26, 2021