Form 40-F/A
period 2020-12-31
Metalla Royalty & Streaming Ltd.
filed 2021-03-31
CIK 1722606

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

This Amendment No. 1 (this “Amendment”) to our Annual Report on Form 40-F for the period ended December 31, 2020 (the “Form 40-F”) is being filed solely to resubmit the XBRL interactive data file, as a technical error in the version previously submitted affected its filing.

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

EXHIBIT INDEX

The following documents are being filed with the SEC as exhibits to this Annual Report on Form 40-F.

Exhibit	Description

99.1*	Annual Information Form of the Company for the financial year ended December 31, 2020

99.2*	Audited Annual Consolidated Financial Statements for the seven months ended December 31, 2020 and twelve months ended May 31, 2020 and notes thereto, together with the report of auditors thereon

99.3*	Management's Discussion and Analysis of the Company for the seven months ended December 31, 2020

99.4*	Certifications by the Chief Executive Officer pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.5*	Certifications by the Chief Financial Officer pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.6*	Certifications by the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.7*	Certifications by the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.8*	Consent of KPMG LLP

99.9*	Consent of Charles Beaudry

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	XBRL Taxonomy Definition Linkbase Document

101.LAB	XBRL Taxonomy Extension Label Linkbase Document

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

*Previously filed

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Company certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

METALLA ROYALTY & STREAMING LTD.

/s/ Brett Heath
Name: Brett Heath
Title: President and Chief Executive Officer
Date: March 31, 2021