Form 40-F
period 2021-12-31
Metalla Royalty & Streaming Ltd.
filed 2022-03-25
CIK 1722606

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

☐ Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

☒ Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended: December 31, 2021	Commission File Number: 001-39166

Metalla Royalty & Streaming Ltd.

(Exact name of registrant as specified in its charter)

British Columbia (Province or Other Jurisdiction of Incorporation or Organization)	1040 (Primary Standard Industrial Classification Code)	Not Applicable (I.R.S. Employer Identification No.)

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
As of December 31, 2021, there were 44,035,569 common shares outstanding.

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

FORWARD LOOKING STATEMENTS

This Annual Report, including the Exhibits incorporated by reference into this Annual Report, contains "forward-looking information" and "forward-looking statements" (collectively, "forward-looking statements") within the meaning of applicable securities legislation. The forward-looking statements are provided as of the date of this Annual Report and the Company does not intend to and does not assume any obligation to update forward-looking information, except as required by applicable law. For this reason and the reasons set forth below, investors should not place undue reliance on forward-looking statements.

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

  risks related to Metalla's sole material asset, the Côté and Gosselin gold property (the "Côté Property");

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

  risks associated with Metalla's new at-the-market offering program;

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

  the future outlook of Metalla and the mineral reserves and resource estimates for the Côté Property and other properties with respect to which the Company has or proposes to acquire an interest;

  the expected output, costs, and date of commercial production for the Côté Property and other properties with respect to which the Company has or proposes to acquire an interest;

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

  financing and adequacy of capital;

  future payment of dividends;

  future sales of common shares under the new at-the-market offering program; and

  the future achievement of any milestones in respect of the payment or satisfaction of contingent consideration by Metalla, including with respect to the CentroGold property in accordance with the purchase and sale agreement, pursuant to which Metalla purchased its NSR Royalty on the CentroGold property.

Estimates of mineral resources and mineral reserves are also forward-looking statements because they involve estimates of mineralization that will be encountered in the future, and projections regarding other matters that are uncertain, such as future costs and commodity prices.

Forward-looking statements are based on a number of material assumptions, which management of Metalla believe to be reasonable, including, but not limited to, the continuation of mining operations from which Metalla will purchase precious or other metals or in respect of which Metalla will receive Royalty payments, that commodity prices will not experience a material decline, mining operations that underlie Streams or Royalties will operate in accordance with disclosed parameters and achieve their stated production outcomes and such other assumptions as may be set out herein.

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

  Annual Information Form of the Company for the financial year ended December 31, 2021 (the "AIF");

  Audited Annual Consolidated Financial Statements for the year ended December 31, 2021 and notes thereto, together with the report of auditors thereon (the "2021 Financial Statements"); and

  Management's Discussion and Analysis of the Company for the year ended December 31, 2021.

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

NOTICES PURSUANT TO REGULATION BTR

There were no notices required by Rule 104 of Regulation BTR that the Company sent during the financial year ended December 31, 2021 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

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

  Information regarding our Audit Committee composition, independence, audit committee financial expert and pre-approval policies and procedures; and

  Information regarding fees billed by our principal accountants, KPMG LLP (Vancouver, Canada; PCAOB ID Number 85), for each of the last two fiscal years.

CODE OF ETHICS

We have adopted a code of business conduct and ethics that applies to all of our directors, officers and employees. A copy of the code of business conduct and ethics is posted on our website at https://www.metallaroyalty.com/corporate-governance/. The code was most recently amended on September 24, 2019, in connection with the listing of our common shares on the NYSE American, to set forth our expectation that the Company and its personnel comply with applicable stock exchange rules, and to clarify the procedures for reporting of any concerns or violations. The Company did not grant any waiver from a provision of the code to any of its principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions, during the fiscal period ended December 31, 2021.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements.

MATERIAL CASH REQUIREMENTS FROM KNOWN CONTRACTUAL AND OTHER OBLIGATIONS

Information regarding our material cash requirements from known contractual and other obligations is included in the Management Discussion and Analysis incorporated herein by reference to Exhibit 99.3.

MINE SAFETY DISCLOSURE

We do not operate any mine in the United States and have no mine safety incidents to report for the financial year ended December 31, 2021.

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

EXHIBIT INDEX

The following documents are being filed with the SEC as exhibits to this Annual Report on Form 40-F.

Exhibit	Description
99.1	Annual Information Form of the Company for the financial year ended December 31, 2021
99.2	Audited Annual Consolidated Financial Statements for the year ended December 31, 2021 and notes thereto, together with the report of auditors thereon
99.3	Management's Discussion and Analysis of the Company for the twelve months ended December 31, 2021
99.4	Certifications by the Chief Executive Officer pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.5	Certifications by the Chief Financial Officer pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.6	Certifications by the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.7	Certifications by the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.8	Consent of KPMG LLP
99.9	Consent of Charles Beaudry
101	Interactive Data File (formatted as Inline XBRL)
101.INS	Inline XBRL Instance Document–the instance document does not appear in the Interactive Data File as its XBRL tags are embedded within the Inline XBRL document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Company certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

METALLA ROYALTY & STREAMING LTD.
/s/ Brett Heath
Name: Brett Heath
Title: President and Chief Executive Officer
Date: March 25, 2022