Form 40-F
period 2022-12-31
Metalla Royalty & Streaming Ltd.
filed 2023-03-31
CIK 1722606

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

☐ Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

☒ Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended: December 31, 2022	Commission File Number: 001-39166

Metalla Royalty & Streaming Ltd.

(Exact name of registrant as specified in its charter)

British Columbia (Province or Other Jurisdiction of Incorporation or Organization)	1040 (Primary Standard Industrial Classification Code)	Not Applicable (I.R.S. Employer Identification No.)

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
As of December 31, 2022, there were 49,467,877 common shares outstanding.

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

☒ Emerging growth company

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. (1) ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b).(1) ☐

(1)    Check boxes are blank until we are required to have a recovery policy under the applicable NYSE American listing standard.

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

  that Metalla has had negative cash flow from operating activities in the past;

  that some Royalty and Stream interests are subject to rights of other interest-holders;

  that Metalla's Royalties and Streams may have unknown defects;

  risks related to Metalla's sole material asset, the Côté and Gosselin gold property (the "Côté Property");

  risks related to global financial conditions;

  risks related to geopolitical events and other uncertainties, such as the conflict in Ukraine;

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

  competition;

  that project operators may not respect contractual obligations;

  that Metalla's Royalties and Streams may be unenforceable;

  risks related to conflicts of interest of Metalla's directors and officers;

  that Metalla may not be able to obtain adequate financing in the future;

  risks associated with the new at-the-market offering program;

  risks related to Metalla's current credit facility and financing agreements;

  litigation;

  interpretation by government entities of tax laws or the implementation of new tax laws;

  changes in tax laws impacting Metalla;

  risks related to anti-bribery and anti-corruption laws;

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

  risks related to climate change;

  environmental risks;

  that the exploration and development activities related to mine operations are subject to extensive laws and regulations;

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

  risks related to construction, development and expansion of mines or projects;

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

Forward-looking statements included in the AIF include statements regarding:

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

• Annual Information Form of the Company for the financial year ended December 31, 2022 (the "AIF");

• Audited Annual Consolidated Financial Statements for the year ended December 31, 2022 and notes thereto, together with the report of auditors thereon (the "2022 Financial Statements"); and

• Management's Discussion and Analysis of the Company for the year ended December 31, 2022.

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

NOTICES PURSUANT TO REGULATION BTR

There were no notices required by Rule 104 of Regulation BTR that the Company sent during the financial year ended December 31, 2022 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

AUDIT COMMITTEE AND AUDITOR INFORMATION

We have a separately-designated standing audit committee established in accordance with section 3(a)(58)(A) of the Exchange Act. The following information is included in the "Audit Committee" section of our AIF, which are incorporated herein by reference to Exhibit 99.1:

• Information regarding our Audit Committee composition, independence, audit committee financial expert and pre-approval policies and procedures; and

• Information regarding fees billed by our principal accountants, KPMG LLP (Vancouver, Canada; PCAOB ID Number 85), for each of the last two fiscal years.

CODE OF ETHICS

We have adopted a code of business conduct and ethics that applies to all of our directors, officers and employees. A copy of the code of business conduct and ethics is posted on our website at https://www.metallaroyalty.com/corporate-governance/. The code was most recently amended on September 24, 2019, in connection with the listing of our common shares on the NYSE American. The Company did not grant any waiver from a provision of the code to any of its principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions, during the fiscal period ended December 31, 2022.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements.

MATERIAL CASH REQUIREMENTS FROM KNOWN CONTRACTUAL AND OTHER OBLIGATIONS1

Information regarding our material cash requirements from known contractual and other obligations is included in the Management Discussion and Analysis incorporated herein by reference to Exhibit 99.3.

MINE SAFETY DISCLOSURE

We do not operate any mine in the United States and have no mine safety incidents to report for the financial year ended December 31, 2022.

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

EXHIBIT INDEX

The following documents are being filed with the SEC as exhibits to this Annual Report on Form 40-F.

Exhibit	Description

99.1	Annual Information Form of the Company for the financial year ended December 31, 2022
99.2	Audited Annual Consolidated Financial Statements for the year ended December 31, 2022 and notes thereto, together with the report of auditors thereon
99.3	Management's Discussion and Analysis of the Company for the twelve months ended December 31, 2022
99.4	Certifications by the Chief Executive Officer pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.5	Certifications by the Chief Financial Officer pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.6	Certifications by the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.7	Certifications by the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.8	Consent of KPMG LLP
99.9	Consent of Charles Beaudry
101	Interactive Data File (formatted as Inline XBRL)
101.INS	Inline XBRL Instance Document-the instance document does not appear in the Interactive Data File as its XBRL tags are embedded within the Inline XBRL document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Company certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

METALLA ROYALTY & STREAMING LTD.

/s/ Brett Heath
Name: Brett Heath
Title: President and Chief Executive Officer
Date: March 31, 2023