Form 40-F
period 2024-12-31
Metalla Royalty & Streaming Ltd.
filed 2025-03-27
CIK 1722606

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

☐ Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

☒ Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended: December 31, 2024	Commission File Number: 001-39166

Metalla Royalty & Streaming Ltd.

(Exact name of registrant as specified in its charter)

British Columbia (Province or Other Jurisdiction of Incorporation or Organization)	1040 (Primary Standard Industrial Classification Code)	Not Applicable (I.R.S. Employer Identification No.)

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
As of December 31, 2024, there were 92,076,438 common shares outstanding.

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

  risks related to Metalla's two material assets, the Côté and Gosselin gold property (the "Côté Property") and the Taca Taca copper-gold-molybdenum project (the "Taca Taca Property");

  risks related to global financial conditions;

  risks related to geopolitical events and other uncertainties, such as the conflict in the Middle East and Ukraine;

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

  competition among mineral royalty companies and other participants in the global mining industry;

  that project operators may not respect contractual obligations;

  that Metalla's Royalties and Streams may be unenforceable;

  risks related to potential conflicts of interest of Metalla's directors and officers;

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

  that operators' mining operations are subject to risks that may not be insured against;

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

  financing and adequacy of capital; and

  future payment of dividends.

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

  Annual Information Form of the Company for the financial year ended December 31, 2024 (the "AIF");

  Audited Annual Consolidated Financial Statements for the year ended December 31, 2024 and notes thereto, together with the report of auditors thereon (the "2024 Financial Statements"); and

  Management's Discussion and Analysis of the Company for the year ended December 31, 2024.

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

NOTICES PURSUANT TO REGULATION BTR

There were no notices required by Rule 104 of Regulation BTR that the Company sent during the financial year ended December 31, 2024 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

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

CODE OF ETHICS

We have adopted a code of business conduct and ethics that applies to all of our directors, officers and employees. A copy of the code of business conduct and ethics is posted on our website at https://metallaroyalty.com/corporate-responsibility/governance/. The code was most recently amended on September 24, 2019, in connection with the listing of our common shares on the NYSE American. The Company did not grant any waiver from a provision of the code to any of its principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions, during the fiscal period ended December 31, 2024.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements.

MATERIAL CASH REQUIREMENTS FROM KNOWN CONTRACTUAL AND OTHER OBLIGATIONS

Information regarding our material cash requirements from known contractual and other obligations is included in the Management Discussion and Analysis incorporated herein by reference to Exhibit 99.3.

MINE SAFETY DISCLOSURE

We do not operate any mine in the United States and have no mine safety incidents to report for the financial year ended December 31, 2024.

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

EXHIBIT INDEX

The following documents are being filed with the SEC as exhibits to this Annual Report on Form 40-F.

Exhibit	Description

97	Clawback Policy (incorporated by reference to Exhibit 97 to the Registrant's Annual Report on Form 40-F filed with the Commission on March 28, 2024)

99.1	Annual Information Form of the Company for the financial year ended December 31, 2024

99.2	Audited Annual Consolidated Financial Statements for the year ended December 31, 2024 and notes thereto, together with the report of auditors thereon

99.3	Management's Discussion and Analysis of the Company for the year ended December 31, 2024

99.4	Certifications by the Chief Executive Officer pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.5	Certifications by the Chief Financial Officer pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.6	Certifications by the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.7	Certifications by the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.8	Consent of KPMG LLP

99.9	Consent of Charles Beaudry

101	Interactive Data File (formatted as Inline XBRL)

101.INS	Inline XBRL Instance Document-the instance document does not appear in the Interactive Data File as its XBRL tags are embedded within the Inline XBRL document

101.SCH	Inline XBRL Taxonomy Extension Schema Document

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Company certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

METALLA ROYALTY & STREAMING LTD.

/s/ Brett Heath
Name: Brett Heath
Title: Chief Executive Officer
Date: March 27, 2025