Form 40-F
period 2025-12-31
Metalla Royalty & Streaming Ltd.
filed 2026-03-26
CIK 1722606

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

☐ Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

☒ Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended: December 31, 2025	Commission File Number: 001-39166

Metalla Royalty & Streaming Ltd.

(Exact name of registrant as specified in its charter)

British Columbia (Province or Other Jurisdiction of Incorporation or Organization)	1040 (Primary Standard Industrial Classification Code)	Not Applicable (I.R.S. Employer Identification No.)

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
As of December 31, 2025, there were 92,899,448 common shares outstanding.

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

☐ Emerging growth company

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

  risks related to epidemics, pandemics or other public health crises, and the spread of viruses or pathogens, and the potential impact thereof on Metalla’s business, operations and financial condition;

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

• Annual Information Form of the Company for the financial year ended December 31, 2025 (the "AIF");

• Audited Annual Consolidated Financial Statements for the year ended December 31, 2025 and notes thereto, together with the report of auditors thereon (the "2025 Financial Statements"); and

• Management's Discussion and Analysis of the Company for the year ended December 31, 2025.

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

Attestation Report of the Registered Public Accounting Firm

The Company's independent registered public accounting firm, KPMG LLP (Vancouver, Canada; PCAOB ID Number 85), which audited the consolidated financial statements included in this Annual Report on Form 40-F, has issued an attestation report on management's assessment of the Company's internal control over financial reporting, entitled "Report of Independent Registered Public Accounting Firm," that accompanies the Company's Consolidated Financial Statements for the fiscal year ended December 31, 2025, filed as Exhibit 99.3.

NOTICES PURSUANT TO REGULATION BTR

There were no notices required by Rule 104 of Regulation BTR that the Company sent during the financial year ended December 31, 2025, concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

AUDIT COMMITTEE AND AUDITOR INFORMATION

We have a separately-designated standing audit committee established in accordance with section 3(a)(58)(A) of the Exchange Act. The following information is included in the "Audit Committee" section of our AIF, which are incorporated herein by reference to Exhibit 99.1:

• Information regarding our Audit Committee composition, independence, audit committee financial expert and pre-approval policies and procedures; and

• Information regarding fees billed by our principal accountants, KPMG LLP, for each of the last two fiscal years.

CODE OF ETHICS

We have adopted a code of business conduct and ethics that applies to all of our directors, officers and employees. A copy of the code of business conduct and ethics is posted on our website at https://metallaroyalty.com/corporate-responsibility/governance/. The code was most recently amended on May 7, 2025 to clarify, among other things, that falsification of records, and destruction of records except in accordance with Company policy, are prohibited by the code. The Company did not grant any waiver from a provision of the code to any of its principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions, during the fiscal period ended December 31, 2025.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements.

MATERIAL CASH REQUIREMENTS FROM KNOWN CONTRACTUAL AND OTHER OBLIGATIONS

Information regarding our material cash requirements from known contractual and other obligations is included in the Management Discussion and Analysis incorporated herein by reference to Exhibit 99.3.

MINE SAFETY DISCLOSURE

We do not operate any mine in the United States and have no mine safety incidents to report for the financial year ended December 31, 2025.

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

EXHIBIT INDEX

The following documents are being filed with the SEC as exhibits to this Annual Report on Form 40-F.

Exhibit	Description
97	Clawback Policy (incorporated by reference to Exhibit 97 to the Registrant's Annual Report on Form 40-F filed with the Commission on March 28, 2024)

99.1	Annual Information Form of the Company for the financial year ended December 31, 2025

99.2	Audited Annual Consolidated Financial Statements for the year ended December 31, 2025 and notes thereto, together with the report of auditors thereon

99.3	Management's Discussion and Analysis of the Company for the year ended December 31, 2025

99.4	Certifications by the Chief Executive Officer pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.5	Certifications by the Chief Financial Officer pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.6	Certifications by the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.7	Certifications by the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.8	Consent of KPMG LLP

99.9	Consent of Charles Beaudry

99.10	Code of Business Conduct and Ethics

101	Interactive Data File (formatted as Inline XBRL)

101.INS	Inline XBRL Instance Document-the instance document does not appear in the Interactive Data File as its XBRL tags are embedded within the Inline XBRL document

101.SCH	Inline XBRL Taxonomy Extension Schema Document

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Company certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

METALLA ROYALTY & STREAMING LTD.

/s/ Brett Heath
Name: Brett Heath
Title: Chief Executive Officer
Date: March 26, 2026